VIA EDGAR

April 20, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ibolya Ignat and Angela Connell

Division of Corporation Finance

Office of Life Sciences

RE: Coherus BioSciences, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed February 25, 2021

Form 8-K furnished November 8, 2021

File No. 001-36721

Dear Ms. Ignat and Ms. Connell,

Coherus BioSciences, Inc. (the “Company”, “we”, “our”) is providing this letter in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) by letter dated December 16, 2021, (the “Comment Letter”) and the additional comment received from the Staff by letter dated April 7, 2022 (the “Additional Comment Letter”). To facilitate your review, we have included in bold italics the Staff’s comment from the Additional Comment Letter below.

Form 8-K furnished November 8, 2021

Exhibit 99.1

Non-GAAP Financial Measures, page 7

1.

We appreciate the information provided to us in your response letter and during our conference call. We believe that your adjustments to exclude the upfront and milestone based license fees from Non-GAAP net (loss) are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G.

Response

The Company acknowledges the Staff’s comment and advises the Staff that in our future Form 8-K filings, earnings releases and other presentations that include Non-GAAP financial measures, for all periods presented, we will no longer make adjustments to exclude the upfront and milestone based license fees from Non-GAAP net (loss) and any other non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G. We will update prior period information for comparability to current year presentation.

In connection with responding to the Additional Comment Letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings notwithstanding any Staff comments or changes to disclosure in response to Staff comments.

If you have any further questions regarding the matters addressed in this letter, I can be reached at (650) 395-0152, and if I am not available, please contact Bryan McMichael, Coherus’ Senior Vice President, Corporate Controller, at (650) 649-3548.

Sincerely,

/s/ McDavid Stilwell
McDavid Stilwell
Chief Financial Officer

cc: Bryan McMichael